FICC Structured Flow Group	UBS Investment Bank
Phone: +1 (203) 719 1515	677 Washington Boulevard
Email: OL-SFX-US@ubs.com	Stamford CT 06901
www.ubs.com	UBS Investment Bank is a business
group of UBS AG

UBS V10 Currency Index with Volatility Cap
Monthly Performance Report - January 2012

•	Markets saw a brisk risk-rally in January			AUD (4.0%)	The AUD had a stellar January as it rallied over 4% versus the dollar. The high-beta plays have clearly benefitted from the more positive risk environment that January has provided, both through US data, ECB liquidity measures and relatively stable data prints out of China
•	Central banks and stable data boosted risk sentiment
•	The Index remained in long carry position throughout January and when combined with the performance of the currencies, resulted in a gain of 3.3%			NZD (6.4%)	The NZD performed well in January gaining close to +6% backed by the high beta plays. The RBNZ explicitly removed any tightening bias following the sharp decline in headline CPI
Index Description				SEK (1.3%)	SEK rallied close to 4% in the month before reversing much of those gains towards the end of January as the currency underperformed other risk assets. US asset managers have shown increased interest in diversifying flows into the region, especially with few AAA sovereign assets left

The UBS V10 Currency Index with Volatility Cap (“V10 Strategy”, "Index" or “V10”) is a proprietary index, developed and sponsored by UBS AG (the “Index Sponsor”) that measures the performance of a notional algorithmic trading strategy designed to identify and exploit trends in G10 foreign exchange forward rates. Index levels are published daily on Bloomberg (symbol: UBFSV10V Index).

The trading strategy identifies the 3 highest yielding G10 currencies and the 3 lowest yielding G10 currencies and notionally goes long or short, using foreign exchange forward contracts with tenors up to six months approximately. In lower volatility environments, this trading strategy goes long the highest yielding G10 currencies and short the lowest yielding G10 currencies, which is commonly referred to as the Carry Trade. In higher volatility environments, the strategy reverses this Carry Trade, commonly referred to as a Reverse Carry Trade. The selection of the currencies and the direction of the Carry Trade are rules-based and are determined on a daily basis. Under normal market conditions, the Index allocates 100% to the trading strategy. However, if the trading strategy experiences historical volatility above a certain defined level, the Index will reduce its allocation to the trading strategy below 100%.

				CHF (1.9%)	The SNB had a difficult month as EURCHF gradually slid lower and came within 40 pips of the 1.20 floor but CHF still managed to increase versus the USD. Risk appetite in general and Eurozone conditions improved despite the surprise resignation of SNB Chairman Philipp Hildebrand

				JPY (0.8%)	The JPY continued to strengthen throughout the month (versus USD) but the focus this time was on EURJPY rather than USDJPY. Before the Euro’s rebound after midmonth, EURJPY had fallen towards record lows sub- 100

				USD	The dollar had a difficult month but by and large macro conditions in the US were broadly intact and if anything, data continues to surprise to the upside. Non-farm payrolls for December came in at 200k and the unemployment rate dropped to 8.5%

Performance Influencing Factors				Currency	Spot[1]	Contr[2]	Currency	Spot[1]	Contr[2]
Given all the commotion about the Eurozone and global economy in December, January was surprisingly pleasant as markets were able to enjoy a brisk risk-rally. The injection of liquidity by the ECB through the 3-year long term refinancing operation was considered to have removed a great deal of systemic risk from the banking sector, while the Fed’s new policy strategies also anchored policy expectations. While none of these measures do anything to resolve structural problems facing the world’s key economies, stability in data both in developed and emerging markets have calmed investors who seemed to be staring into the abyss again at one stage in Q3 2011. Nevertheless, it remains to be seen if such market sentiment is sustainable as much of the price action throughout January appeared to be forced and lacking strong conviction. The Eurozone is likely to remain the focus of attention in the coming months and the potential for event risk remains. The risk-rally in January led to each currency (other than USD) increasing versus the USD. In addition, the V10 strategy remained in a long carry position throughout this month. As a result, the performance of the currencies contributing to the Strategy led to a monthly gain on the Index of 3.3%.				NZD	6.4%	2.3%	CHF	1.9%	-0.7%
				AUD	4.0%	1.6%	JPY	0.8%	-0.4%
				SEK	1.3%	0.5%	USD

Graph 1: V10 and S&P 500 performance in January 2012

Source: UBS. Note: For illustration purposes only;

SPXT excess return calculated by subtracting 3 month US Treasury Bill rate from the index return on a daily basis Past performance is not an indication of future performance.

1) Spot performance of currency from 30 Dec 2011 to 31 Jan 2012 relative to USD. Individual currency performance is intended to explain only the performance of that currency relative to the USD and may not fully explain the movement of the Index over the period.

2) Contribution to the Index return over the period resulting from the peformance of the individual currency.

Date	Signal	High Yielding	Low Yielding
30-Dec-11	Long	AUD, SEK, NZD	CHF, JPY, USD
31-Jan-11	Long	AUD, SEK, NZD	CHF, JPY, USD
* There were no signal changes during the month

FICC Structured Flow Group	UBS Investment Bank
Phone: +1 (203) 719 1515	677 Washington Boulevard
Email: OL-SFX-US@ubs.com	Stamford CT 06901
www.ubs.com	UBS Investment Bank is a business
group of UBS AG

Index performance

The following table/graphs show the performance of the Index, the periods of Reverse Carry Trade, the 65-day historical volatility and the volatility filter from 6 May 2009 through 31 January 2012

The historical level, the periods of Reverse Carry Trade, volatility of the Index and volatility filter levels should not be taken as an indication of future performance, and no assurance can be given as to the Index level on any given date.

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Total
2009					2.1%	3.1%	-0.5%	0.9%	2.3%	2.8%	-3.0%	3.0%	11.1%
2010	-0.2%	-1.1%	2.8%	2.9%	-5.4%	-8.9%	2.3%	-4.7%	7.0%	-0.8%	-1.2%	2.6%	-5.6%
2011	0.2%	1.0%	-4.0%	3.7%	-1.3%	0.0%	-4.4%	-3.4%	-9.8%	-4.2%	-1.5%	0.0%	-22.0%
2012	3.3%												3.3%

Source: UBS

Index performance and 65 day actual volatility

Index performance and volatility filter

FICC Structured Flow Group	UBS Investment Bank
Phone: +1 (203) 719 1515	677 Washington Boulevard
Email: OL-SFX-US@ubs.com	Stamford CT 06901
www.ubs.com	UBS Investment Bank is a business
group of UBS AG

Actual performance of products linked to the V10 Currency Index

The following table shows current V10-linked offerings and their respective performance in January 2012

Historical price levels are indicative. Past performance should not be taken as an indication of future performance, and no assurance can be given as to the performance of any product on any given day.

Products and their monthly performance
ISIN	Product Description	Trade Date	Expiry Date	Nov-11	Dec-11	Jan-12	Total
US9026616022	Performance Securities, 115%	23-Dec-09	24-Dec-12	7.17	7.17	7.51	-24.9%
US9026616857	Performance Securities, 115%	04-Jan-10	03-Jan-13	7.02	7.02	7.35	-26.5%
US9026617012	Performance Securities, 115%	26-Jan-10	24-Jan-13	7.12	7.13	7.47	-25.3%
US9026617764	Performance Securities, 115%	23-Feb-10	25-Feb-13	7.04	7.05	7.39	-26.1%
US9026618184	Performance Securities, 110%	26-Mar-10	25-Mar-13	6.99	7.00	7.36	-26.4%
US9026618424	Performance Securities, 108%	27-Apr-10	25-Apr-13	6.76	6.78	7.13	-28.7%
US9026618838	Performance Securities, 109%	25-May-10	22-May-13	6.87	6.88	7.25	-27.5%
US9026691421	Performance Securities, 108%	25-Jun-10	25-Jun-13	7.53	7.54	7.96	-20.4%
US9026691918	Performance Securities, 116%	27-Sep-10	25-Sep-13	7.41	7.41	7.85	-23.4%
US9026692171	Performance Securities, 110%	26-Oct-10	25-Oct-13	7.41	7.41	7.85	-23.4%
US9026692254	Performance Securities, 111%	24-Nov-10	27-May-14	7.19	7.19	7.65	-25.5%

1) Total return in the above table is calculated relative to public issuance price, and is not annualized

Source: UBS Price data taken from UBS internal systems

Disclaimer

This publication is issued by UBS AG or an affiliate thereof (“UBS”).

Product of a sales/trading desk and not the Research Dept. Opinions expressed may differ from those of other divisions of UBS, including Research. UBS may trade as principal in instruments identified herein and may accumulate/have accumulated a long/short position in instruments or derivatives thereof. UBS has policies designed to manage conflicts of interest. This distribution is not an official confirmation of terms and unless stated, is not a personal recommendation, offer or solicitation to buy or sell. Any prices or quotations contained herein are indicative only and not for valuation purposes. Communications may be monitored.

Statement of Risk

Options, structured derivative products and futures are not suitable for all investors, and trading in these instruments is considered risky and may be appropriate only for sophisticated investors. Past performance is not necessarily indicative of future results. Various theoretical explanations of the risks associated with these instruments have been published. Prior to buying or selling a structured product, and for the complete risks relating to such products, you may receive documentation describing an investment and the risk considerations associated therewith.

Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker dealer and a member of the Securities Investor Protection Corporation (SIPC). (http://www.sipc.org/). An investment in any UBS issued security linked to the UBS V10 Currency Index with Volatility Cap involves risks and is subject to the creditworthiness of UBS. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the prospectus supplement for the UBS V10 Currency Index with Volatility Cap. Any UBS security linked to the UBS V10 Currency Index with Volatility Cap will be sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement, related to the UBS V10 Currency Index with Volatility Cap) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest in any UBS security linked to the Index, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable prospectus supplement by calling toll-free (+1-800-722 7270). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services Inc. is a registered broker-dealer and affiliate of UBS Securities LLC. UBS specifically prohibits the unauthorized redistribution of this material and accepts no liability whatsoever for the unauthorized actions of third parties in this respect.

© UBS 2012. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved. UBS assumes sole responsibility for this marketing material, which has not been reviewed by Bloomberg. All other trademarks, registered trademarks, service marks and registered service marks are of their respective companies.